Filed Pursuant to Rule 433

Registration No: 333-132936-14

MLCX Precious Metals ELEMENTSSM Exchange-Traded Notes

Linked to

MLCX Precious Metals Plus Index-Total Return

(MLCX Precious Metals ELEMENTS)

MLCX Precious Metals ELEMENTS are designed to track the performance of the MLCX Precious Metals Plus Index-Total Return (MLCX Precious Metals Total Return Index). MLCX Precious Metals ELEMENTS are intended to provide investors with exposure to commodities in the precious metals sub-sector comprised of the following precious metals: gold, silver, platinum and palladium.

ELEMENTSSM Linked to the MLCX Precious Metals Plus Index-Total Return (MLCX Precious Metals ELEMENTS)

As exchange-traded futures contracts have stated expirations, in order to maintain an exposure to futures contracts on precious metals, each Index Component is rolled into the next available futures contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a 15-day period during each month prior to the relevant expiration month for each contract.

The Index Components currently trade on: the New York Mercantile Exchange and the COMEX divisions of the New York Mercantile Exchange. The exchanges were selected on the basis of liquidity, geographical location and commodity type.

MLCX Precious Metals Total Return Index Weighting

The weight of each component commodity is determined on the basis of the global production of that commodity. The MLCX Precious Metals Total Return Index, is reweighted annually based on changes in this global commodity production. Each year, the new weightings of the Index Components are announced in the fourth quarter and enacted on January 1 of the following year. The weight of each component commodity is then allowed to float based on the appreciation or depreciation in the price of such commodity until the next annual reweighting.

The MLCX Precious Metals Total Return Index is a member of the MLCX Family of indices.

Ticker	PMY

Intraday Indicative Value Ticker	PMYIV

Bloomberg MLCX Precious Metals Index Ticker	MLCXPMPT

Exchange	NYSE ArcaSM

Investment Minimum	None

Annual Investor Fee	0.75%

CUSIP Number	22542D506

Maturity Date	April 10, 2023

Issuer: Credit Suisse (AA-/Aa1)*

Credit Suisse, a corporation established under the laws of, and licensed as a bank in, Switzerland, is a wholly-owned subsidiary of Credit Suisse Group. Credit Suisse’s registered head office is in Zurich, and it has additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. Credit Suisse provides companies, institutional clients and high-net-worth private clients worldwide, as well as retail clients in Switzerland, with advisory services, comprehensive solutions and innovative products. Credit Suisse is active in over 50 countries and employs approximately 45,000 people from over 100 different nations. Credit Suisse was founded in 1856.

Index: MLCX Precious Metals Plus Index – Total Return (MLCX Precious Metals Total Return Index)

The MLCX Precious Metals Plus Index-Total Return is designed to provide a benchmark for the performance of the precious metals market and for a fully collateralized investment in the four exchange-traded futures contracts (each an Index Component) on four physical commodities: gold, silver, platinum and palladium. The MLCX Precious Metals Total Return Index is published under the symbol MLCXPMPT on Bloomberg.

*

The rating of Credit Suisse does not address, affect or enhance the performance of ELEMENTS other than the ability of Credit Suisse to meet its obligations. ELEMENTS are not principal protected. A credit rating is not a recommendation to buy, sell, or hold the ELEMENTS, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

MLCX Precious Metals ELEMENTSSM Exchange-Traded Notes

Historical Performance of the MLCX Precious Metals Total Return Index

The following chart provides a comparison of performance of the MLCX Precious Metals Total Return Index and the S&P GSCITM Precious Metals Index Total Return each monthly period from January 31, 2003, through March 31, 2008. The MLCX Precious Metals Total Return Index was launched on March 24, 2008, and accordingly, there is only hypothetical historical data on the MLCX Precious Metals Total Return Index prior to this date. This data on the MLCX Precious Metals Total Return Index is not necessarily indicative of the future performance of the MLCX Precious Metals Total Return Index or the future value of MLCX Precious Metals ELEMENTS. There can be no assurance that the future performance of the MLCX Precious Metals Total Return Index or the Index Components will result in investors of MLCX Precious Metals ELEMENTS receiving a positive return on their investment. Source: Bloomberg

What Are Some of the Risks of MLCX Precious Metals ELEMENTS?

An investment in MLCX Precious Metals ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the Prospectus

1. No Principal Protection – If the value of the MLCX Precious Metals Total Return Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your MLCX Precious Metals ELEMENTS, you will receive less, and possibly significantly less, than your original investment.

2. Commodity Market and Index Risk –The return on MLCX Precious Metals ELEMENTS is linked to the performance of the MLCX Precious Metals Total Return Index which, in turn, is linked to the prices of the Index Components. Commodity futures prices may change unpredictably, affecting the value of the Index Components and, consequently, the value of your MLCX Precious Metals ELEMENTS in unforeseeable ways. In the event of a market disruption, the index publisher may suspend or discontinue the calculation or publication of the MLCX Precious Metals Total Return Index making it difficult to determine the market value of the MLCX Precious Metals Index and of your MLCX Precious Metals ELEMENTS which may, in turn, adversely affect the market price of your MLCX Precious Metals ELEMENTS.

3. Concentrated Investment Risk – Because the Index Components are concentrated in commodities in general and in precious metals commodities in particular, your investment may carry risks similar to a concentrated securities investment in the precious metals sector.

4. No Interest Payments – You will not receive any periodic interest payments on MLCX Precious Metals ELEMENTS.

5. Issuer Risk – Since MLCX Precious Metals ELEMENTS are senior unsecured debt securities of Credit Suisse, the amount due on MLCX Precious Metals ELEMENTS is dependent on Credit Suisse’s ability to pay.

6. Restrictions on Repurchases by Credit Suisse – You must offer at least $2,500,000 stated principal amount of MLCX Precious Metals ELEMENTS (250,000 securities) to Credit Suisse for your offer for repurchase to be considered.

7. Call Feature – Your MLCX Precious Metals ELEMENTS may be repurchased on or after April 7, 2011 if the principal amount of the MLCX Precious Metals ELEMENTS outstanding is $5,000,000 (500,000 securities) or less.

8. A Trading Market for MLCX Precious Metals ELEMENTS May Not Develop – Although we intend to list MLCX Precious Metals ELEMENTS on the NYSE Arca, a trading market may not develop. The issuer is not required to maintain any listing of MLCX Precious Metals ELEMENTS on an exchange.

9. Uncertain Tax Treatment – Significant aspects of the tax treatment of MLCX Precious Metals ELEMENTS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the tax consequences described in the Prospectus.

How do I get started?

Please speak with your broker or financial advisor to determine if MLCX Precious Metals ELEMENTS are appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about MLCX Precious Metals ELEMENTS, visit www.ELEMENTSetn.com.

Registration Statement and Prospectus

This document is a summary of the terms of the securities and factors you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including a pricing supplement, prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read this summary together with the pricing supplement dated April 1, 2008, the prospectus supplement dated March 24, 2008 and the Prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the risks discussed herein and the “Risk Factors” section of the pricing supplement and the prospectus supplement, which set forth a number of risks related to the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at www.elementsetn.com/pdfs/Prospectus-PMY.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384).You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384) • www.ELEMENTSetn.com
ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.
NYSE Arca is a service mark of NYSE Group.
S&P GSCITM Precious Metals Index Total Return is a trademark of Standard & Poor’s.
© 2008 MLPF&S Inc.
Printed in the U.S.A. Member, Securities Investor Protection Corporation (SIPC).	Code ELEMENTS-PMY